WHITE OAK GROWTH STOCK FUND
                          PIN OAK AGGRESSIVE STOCK FUND
                         RED OAK TECHNOLOGY SELECT FUND
                       BLACK OAK EMERGING TECHNOLOGY FUND
                               (THE" PORTFOLIOS")

                 AMENDED SCHEDULE A DATED AS OF OCTOBER 1, 2000
                         TO THE ADMINISTRATION AGREEMENT
                                     BETWEEN
                              OAK ASSOCIATES FUNDS
                                       AND
                           SEI INVESTMENTS MUTUAL FUND
                         (FORMALLY SEI FUNDS RESOURCES)

Fees: Pursuant to Article 4, Section A, the Trust shall pay the Administrator compensation for services rendered to the Portfolios at an annual rate of .04% on the first $10 billion of assets; .0175% on the next $5 billion of assets and .015% on all assets over $15 billion. The fees are calculated daily per Portfolio and paid monthly. There is a minimum annual administration fee (if total complex net assets fall below $5 billion) of $95,000 annually per each existing Portfolio and $18,750 annually per any new portfolios. There is a monthly call allowance at 300 [IS] calls over the monthly allowance to be charged as a fund expense and 400 [IVR] calls per $100 million of monthly average net assets with $5 per call over the monthly allowance to be charged as a fund expense.

Term: Pursuant to Article 9, the term of this Agreement shall commence on [date] and shall remain in effect for one year. In the event of a material breach of this Agreement by either party, the non-breaching party shall notify the breaching party in writing of such breach and upon receipt of such notice, the breaching party shall have 45 days to remedy the breach or the non-breaching party may immediately terminate this Agreement.